September 11, 2018

Frank Sorrentino, III
President and Chief Executive Officer
ConnectOne Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, NJ 07632

       Re: ConnectOne Bancorp, Inc.
           Registration Statement on Form S-4
           Filed September 7, 2018
           File No. 333-227239

Dear Mr. Sorrentino:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services
cc:    Robert A. Schwartz, Esq.